UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ALARUM TECHNOLOGIES LTD.

(Name of Issuer)

ORDINARY SHARES / AMERICAN DEPOSITORY SHARES

(Title of Class of Securities)

78643B302

(CUSIP Number)

December 31, 2023

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 78643B302	13G	Page 2 of 5

1	Name of Reporting Persons Roni Lev
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,780,255(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power(1) 2,780,255
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,255
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12	Type of Reporting Person: IN

(1)	Includes 101,250 Ordinary Shares subject to options, which are already vested, and an additional 11,250 options, which vest on February 25, 2024. The Reporting Person also owns options to purchase 11,250 Ordinary Shares which vest on May 25, 2024 and 11,250 Ordinary Shares which vest on August 25, 2024. The amounts set forth in this Schedule 13G/A give effect to the ratio of one (1) American Depository Share (the “ADSs”) to ten (10) Ordinary Shares.

(2)	Based on 58,412,171 Ordinary Shares (includes Ordinary Shares represented by ADSs) outstanding as of September 15, 2023 as reported on the Issuer’s registration statement on Form F-3 filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. 78643B302	13G	Page 3 of 5

ITEM 1 (a)	NAME OF ISSUER: Alarum Technologies Ltd.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

30 Haarba’a Street, Tel Aviv, Israel 6473926

ITEM 2 (a)	NAME OF PERSON FILING:

Roni Lev

This Statement is filed by:

Roni Lev

The foregoing is referred to as the “Reporting Person” in this Statement.

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Person is: 3 Prof. Yuval Neeman, Tel Aviv, Israel 6967169

ITEM 2 (c)	CITIZENSHIP:

Israel

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2 (e)	CUSIP NUMBER:

78643B302

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

2,780,255 Ordinary Shares(1)

(1)	Includes 101,250 Ordinary Shares subject to options, which are already vested, and an additional 11,250 options, which vest on February 25, 2024. The Reporting Person also owns options to purchase 11,250 Ordinary Shares which vest on May 25, 2024, and 11,250 Ordinary Shares which vest on August 25, 2024. The amounts set forth in this Schedule 13G/A give effect to the ratio of one (1) American Depository Share (the “ADSs”) to ten (10) Ordinary Shares.

CUSIP No. 78643B302	13G	Page 4 of 5

(b)	PERCENT OF CLASS:

4.8%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

2,780,255 Ordinary Shares

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

2,780,255 Ordinary Shares

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78643B302	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2024

/s/ Roni Lev
Roni Lev